# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/09/2025
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,542,799; shared voting power 5,910,905; sole dispositive power 1,542,799; shared dispositive power 5,910,905; aggregate amount beneficially owned 7,453,704 (46.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 7,453,704 shares representing 46.40% of the 16,063,219 shares outstanding as reported by the issuer as of December 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 1,542,799 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 5,910,905 shares of common stock.
Transactions in the class effected during the past sixty days:
Tender Offer: On October 21, 2025, the Herzfeld Credit Income Fund, Inc. (the "Fund") announced the final results of a cash tender offer to purchase up to 5%, or 845,433 shares, of its outstanding shares of common stock (the "Shares") at 97.5% of the Fund's net asset value ("NAV") as of the close of ordinary trading on the NASDAQ Capital Market (the "NASDAQ") on October 15, 2025, the expiration date (the "Tender Offer"). The Reporting Person properly tendered 1,664,037 Shares prior to the expiration date of the Tender Offer. Under the terms and conditions of the Tender Offer, because the number of Shares properly tendered exceeded the number of Shares offered to purchase, the Fund purchased Shares properly tendered on a pro-rata basis, subject to rounding adjustment to avoid the purchase of fractional shares, of 7.2858%, which is the number of Shares purchased (845,433) divided by the number of Shares properly tendered by all participating stockholders of the Fund (11,603,885). Pursuant to the Tender Offer, the Fund purchased 121,238 of the Reporting Person's tendered Shares at $3.5935 per Share.

On October 23, 2025 through open market transactions, the Advisory clients purchased 22,736 shares at $2.3457. On October 24, 2025, through open market transactions, the Advisory clients purchased 627 shares at $2.36. On October 27, 2025, through open market transactions, the Advisory clients purchased 3,554 shares at $2.35. On October 28, 2025, through open market transactions, the Advisory clients purchased 701 shares at $2.3493. On November 3, 2025, through open market transactions, the Advisory clients purchased 2,020 shares at $2.2798. On November 5, 2025, through open market transactions, the Advisory clients sold 60,000 shares at $2.28. On November 11, 2025, through open market transactions, the Advisory clients purchased 4,322 shares at $2.3932. On November 12, 2025, through open market transactions, the Advisory clients sold 7,087 shares at $2.40. On November 13, 2025, through open market transactions, the Advisory clients sold 6,259 shares at $2.4301. On November 14, 2025, through open market transactions, the Advisory clients purchased 4,687 shares at $2.4312. On November 17, 2025, through open market transactions, the Advisory clients purchased 2,528 shares at $2.51. On November 19, 2025, through open market transactions, the Advisory clients purchased 1,250 shares at $2.52. On December 9, 2025, through open market transactions, the Advisory clients sold 45,169 shares at $2.5979. On December 10, 2025, through open market transactions, the Advisory clients sold 12,390 shares at $2.5511.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (12/11/2025)